UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Date of report: November 7, 2013

Commission file number 1- 12874

TEEKAY CORPORATION

(Exact name of Registrant as specified in its charter)

4th Floor, Belvedere Building

69 Pitts Bay Road

Hamilton, HM 08 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐            No   ☒

Item 1 — Information Contained in this Form 6-K Report

Attached as Exhibit I is a copy of an announcement of Teekay Corporation dated November 7, 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY CORPORATION

Date: November 7, 2013	By:	/s/ Vincent Lok
Vincent Lok
Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)

TEEKAY CORPORATION 4th Floor, Belvedere Building, 69 Pitts Bay Road Hamilton, HM 08, Bermuda

EARNINGS RELEASE

TEEKAY CORPORATION

REPORTS THIRD QUARTER RESULTS

Highlights

•	Third quarter 2013 total cash flow from vessel operations of $195.2 million, up from $183.6 million in the prior quarter.

•	Third quarter 2013 adjusted net loss attributable to stockholders of Teekay of $36.0 million, or $0.51 per share (excluding specific items which increased GAAP net loss by $13.1 million, or $0.18 per share).

•	The Voyageur Spirit FPSO repairs have been completed and the unit has been on charter since August 27, 2013.

•	Teekay Offshore and Teekay LNG management both intend to recommend a quarterly cash distribution increase of 2.5 percent for the fourth quarter distributions payable in February 2014, which would further add to Teekay Corporation’s general partnership cash flows.

•	Total consolidated liquidity of approximately $1.4 billion as at September 30, 2013, pro forma for Teekay LNG’s equity offering completed in early October 2013.

Hamilton, Bermuda, November 7, 2013—Teekay Corporation (Teekay or the Company) (NYSE: TK) today reported an adjusted net loss attributable to stockholders of Teekay(1) of $36.0 million, or $0.51 per share, for the quarter ended September 30, 2013, compared to an adjusted net loss attributable to stockholders of Teekay of $20.0 million, or $0.29 per share, for the same period of the prior year. Adjusted net loss attributable to stockholders of Teekay excludes a number of specific items that had the net effect of increasing GAAP net loss by $13.1 million, or $0.18 per share, for the three months ended September 30, 2013 and increasing GAAP net loss by $0.3 million, or $0.00 per share, for the same period of the prior year, as detailed in Appendix A to this release. Including these items, the Company reported on a GAAP basis, net loss attributable to stockholders of Teekay of $49.1 million, or $0.69 per share, for the quarter ended September 30, 2013, compared to net loss attributable to stockholders of Teekay of $20.3 million, or $0.29 per share, for the same period of the prior year. Net revenues(2) for the third quarter of 2013 were $426.8 million, compared to $440.0 million for the same period of the prior year.

For the nine months ended September 30, 2013, the Company reported an adjusted net loss attributable to stockholders of Teekay(1) of $81.0 million, or $1.15 per share, compared to an adjusted net loss attributable to stockholders of Teekay of $57.8 million, or $0.84 per share, for the same period of the prior year. Adjusted net loss attributable to stockholders of Teekay excludes a number of specific items that had the net effect of decreasing GAAP net loss by $37.1 million, or $0.53 per share, for the nine months ended September 30, 2013 and increasing GAAP net loss by $8.7 million, or $0.12 per share, for the same period of the prior year, as detailed in Appendix A to this release. Including these items, the Company reported on a GAAP basis, net loss attributable to stockholders of Teekay of $43.9 million, or $0.62 per share, for the nine months ended September 30, 2013, compared to net loss attributable to stockholders of Teekay of $66.5 million, or $0.96 per share, for the same period of the prior year. Net revenues(2) for the nine months ended of 2013 were $1,256.0 million, compared to $1,350.0 million for the same period of the prior year.

On October 4, 2013, the Company declared a cash dividend on its common stock of $0.31625 per share for the quarter ended September 30, 2013. The cash dividend was paid on October 31, 2013 to all shareholders of record on October 16, 2013.

(1)	Adjusted net loss attributable to stockholders of Teekay is a non-GAAP financial measure. Please refer to Appendix A to this release for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable financial measure under United States generally accepted accounting principles (GAAP) and for information about specific items affecting net loss that are typically excluded by securities analysts in their published estimates of the Company’s financial results.
(2)	Net revenues is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please see Appendix E to this release for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable financial measure under GAAP.

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“We have made significant progress towards resolving the production issues on the Voyageur Spirit and Foinaven FPSO units since releasing last quarter’s earnings in August 2013,” commented Peter Evensen, Teekay Corporation’s President and Chief Executive Officer. “The Voyageur Spirit FPSO achieved full production capacity and has been on full rate since August 27th, and is now awaiting formal certification of final acceptance by the charterer. The Foinaven FPSO, which was shut down in the third quarter of 2013 for repairs to its compressors, is currently producing approximately 35,000 barrels of oil per day and is expected to reach full production capacity during the latter part of the fourth quarter of 2013.”

“With the recent accretive acquisitions and newbuilding deliveries added to our two master limited partnerships, the cash flows to be received by Teekay Corporation through its general partnership interests are expected to increase as both Teekay Offshore Partners and Teekay LNG Partners intend to increase their limited partner cash distributions by 2.5 percent, commencing with the fourth quarter distributions payable in February 2014,” Mr. Evensen continued. “With both of Teekay’s general partnership interests now in the 50 percent incentive distribution tier, these distribution increases would result in approximately $12.3 million of incremental cash flows to Teekay Parent per annum.”

Mr. Evensen added, “Looking ahead, we expect the strong fundamentals underlying our offshore and gas businesses will continue to generate new growth opportunities. Over the past 12 months, there has been a notable step-up in the amount of tendering activity for new projects which, in addition to the existing visible growth in our offshore and gas businesses, we believe are positive towards growing our free cash flows.”

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Operating Results

The following tables highlight certain financial information for each of Teekay’s four publicly-listed entities: Teekay Offshore Partners L.P. (Teekay Offshore) (NYSE: TOO), Teekay LNG Partners L.P. (Teekay LNG) (NYSE: TGP), Teekay Tankers Ltd. (Teekay Tankers) (NYSE: TNK) and Teekay Parent (which excludes the results attributed to Teekay Offshore, Teekay LNG and Teekay Tankers). A brief description of each entity and an analysis of its respective financial results follow the tables below. Please also refer to the “Fleet List” section below and Appendix B to this release for further details.

	Three Months Ended September 30, 2013
	(unaudited)
(in thousands of U.S. dollars)	Teekay Offshore Partners LP	Teekay LNG Partners LP	Teekay Tankers Ltd.	Teekay Parent	Consolidation Adjustments	Teekay Corporation Consolidated
Net revenues(1)	207,347	100,319	38,996	104,142	(24,031)	426,773
Vessel operating expense	89,788	24,655	21,859	81,277	—	217,579
Time-charter hire expense	14,142	—	1,216	33,389	(23,261)	25,486
Depreciation and amortization	51,920	24,440	11,935	20,819	—	109,114
CFVO—Consolidated(2)(3)(4)	87,469	73,291	12,604	(34,531)	—	138,833
CFVO—Equity Investments(5)	4,852	51,870	1,416	(1,771)	—	56,367
CFVO—Total	92,321	125,161	14,020	(36,302)	—	195,200

	Three Months Ended September 30, 2012
	(unaudited)
(in thousands of U.S. dollars)	Teekay Offshore Partners LP	Teekay LNG Partners LP	Teekay Tankers Ltd.	Teekay Parent	Consolidation Adjustments	Teekay Corporation Consolidated
Net revenues(1)	203,731	97,863	43,912	132,459	(37,997)	439,968
Vessel operating expense	80,384	24,202	24,921	74,157	—	203,664
Time-charter hire expense	14,910	—	804	49,014	(37,342)	27,386
Depreciation and amortization	47,768	24,570	17,896	22,522	—	112,756
CFVO—Consolidated(2)(3)(4)	95,528	71,178	16,252	(29,170)	—	153,788
CFVO—Equity Investments(5)	—	40,550	—	(2,750)	—	37,800
CFVO—Total	95,528	111,728	16,252	(31,920)	—	191,588

(1)	Net voyage revenues represents voyage revenues less voyage expenses, which comprise all expenses relating to certain voyages, including bunker fuel expenses, port fees, canal tolls and brokerage commissions. Net voyage revenues is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please see Appendix E for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP financial measure.
(2)	Cash flow from vessel operations (CFVO) represents income from vessel operations before depreciation and amortization expense, amortization of in-process revenue contracts, vessel write downs, gains and losses on the sale of vessels, adjustments for direct financing leases to a cash basis, and unrealized gains and losses relating to derivatives, but includes realized gains and losses on the settlement of foreign currency forward contracts. CFVO – Consolidated represents CFVO from vessels that are consolidated on the Company’s financial statements. Cash flow from vessel operations is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please refer to Appendix C and Appendix E of this release for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP financial measure.
(3)	Excludes CFVO relating to assets acquired from Teekay Parent for the periods prior to their acquisition by Teekay Offshore, Teekay LNG and Teekay Tankers, respectively, as those results are included in the historical results for Teekay Parent.
(4)	In addition to CFVO from directly owned vessels, Teekay Parent also receives cash dividends and distributions from its daughter public companies. For the three months ended September 30, 2013 and 2012, Teekay Parent received dividends and distributions from Teekay LNG, Teekay Offshore and Teekay Tankers totaling $40.1 million and $38.0 million, respectively. The dividends and distributions received by Teekay Parent include, among others, those made with respect to its general partner interests in Teekay Offshore and Teekay LNG. Please refer to Appendix D to this release for further details.
(5)	CFVO – Equity Investments represents the Company’s proportionate share of CFVO from its equity-accounted vessels and other investments. Please refer to Appendix E of this release for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP financial measure.

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Teekay Offshore Partners L.P.

Teekay Offshore is an international provider of marine transportation, oil production and storage services to the offshore oil industry through its fleet of 36 shuttle tankers (including four chartered-in vessels and one newbuilding under construction), five floating, production, storage and offloading (FPSO) units, six floating storage and offtake (FSO) units (including one FSO unit under conversion), four conventional oil tankers and one HiLoad Dynamic Positioning (DP) unit, in which its interests range from 50 to 100 percent. Teekay Offshore also has the right to participate in certain other FPSO and vessel opportunities. Teekay Parent currently owns a 29.9 percent interest in Teekay Offshore (including the 2 percent sole general partner interest).

For the third quarter of 2013, Teekay Offshore’s quarterly distribution was $0.5253 per common unit. The cash distribution to be received by Teekay Parent based on its common unit ownership and general partnership interest in Teekay Offshore totaled $16.2 million for the third quarter of 2013, as detailed in Appendix D to this release.

Cash flow from vessel operations from Teekay Offshore decreased to $92.3 million in the third quarter of 2013, from $95.5 million in the same period of the prior year. The decrease was primarily due to lower shuttle tanker project revenues, the lay-up of the Navion Clipper upon expiration of its time-charter contract during the fourth quarter of 2012, the sale of the Navion Savonita in the fourth quarter of 2012, the sale of five conventional tankers during the 12 months ended September 30, 2013 and higher maintenance costs on the FPSO units. These decreases were partially offset by the acquisition from Teekay Corporation of the Voyageur Spirit FPSO and a 50 percent interest in the Cidade de Itajai FPSO in the second quarter of 2013, the commencement of the time-charter contracts for the first two newbuilding shuttle tankers with the BG Group plc in June and August 2013 and the Navion Saga dry-docking during the third quarter of 2012.

On August 27, 2013, repairs to the defective gas compressor on the Voyageur Spirit FPSO were completed and the unit achieved full production capacity. Since that time, the unit has been receiving full rate from the charterer. Teekay Offshore expects to receive a certificate of final acceptance from the charterer after completing certain operational tests, which have been temporarily delayed by the charterer due to an unrelated issue which is the responsibility of the charterer. In the meantime, Teekay Offshore will continue to earn the full rate as though the unit was producing at full capacity under the charter contract.

Teekay Corporation has agreed to indemnify Teekay Offshore for certain lost revenue relating to the full operation of the Voyageur Spirit FPSO unit. Any indemnification amounts will effectively be treated as a reduction to the purchase price of the FPSO unit and will therefore have no impact on the operating cash flows of Teekay Parent. For the period from July 1, 2013 to September 30, 2013, the indemnification to Teekay Offshore effectively resulted in a $13.0 million reduction to the Voyageur Spirit FPSO purchase price. Any future compensation received by Teekay Offshore from the charterer related to the indemnification period will reduce the amount of Teekay Parent’s indemnification to Teekay Offshore. For the period up to September 30, 2013, the indemnification to Teekay Offshore effectively resulted in a reduction of approximately $30 million to the Voyageur Spirit FPSO purchase price. Teekay Offshore has been and will continue to be indemnified by Teekay Parent for lost revenues until receipt of the certificate of final acceptance from the charterer, subject to a maximum of $54 million.

Teekay LNG Partners L.P.

Teekay LNG provides liquefied natural gas (LNG), liquefied petroleum gas (LPG) and crude oil marine transportation services generally under long-term, fixed-rate charter contracts through its current fleet of 33 LNG carriers (including five newbuildings under construction), 28 LPG carriers (including 12 newbuildings under construction) and 11 conventional tankers. Teekay LNG’s interests in these vessels range from 33 to 100 percent. In addition, Teekay LNG, through its 50 percent owned LPG joint venture with Exmar NV, charters-in five LPG carriers. Teekay Parent currently owns a 35.3 percent interest in Teekay LNG (including the 2 percent sole general partner interest).

For the third quarter of 2013, Teekay LNG’s quarterly distribution was $0.675 per common unit. The cash distribution to be received by Teekay Parent based on its common unit ownership and general partnership interest in Teekay LNG totaled $23.3 million for the third quarter of 2013, as detailed in Appendix D to this release.

Including cash flows from equity-accounted vessels, Teekay LNG’s total cash flow from vessel operations increased to $125.2 million in the third quarter of 2013, from $111.7 million in the same period of the prior year. The increase was primarily due to the February 2013 acquisition of a 50 percent interest in Exmar LPG BVBA, Teekay LNG’s LPG joint venture with Exmar NV, the acquisition of an LNG carrier newbuilding from Awilco LNG ASA (Awilco) in September 2013 and revenues relating to certain operating and drydocking expense recoveries. These increases were partially offset by the effect of amendments to two of Teekay LNG’s Suezmax tanker charter contracts, which temporarily reduced the daily hire rate for the related vessel from October 2012 until September 2014.

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In July 2013, Teekay LNG exercised a portion of its existing options with Daewoo Shipbuilding & Marine Engineering Co., Ltd., (DSME) of South Korea for two additional 173,400 cubic meter (cbm) LNG carrier newbuildings. These newbuilding vessels will be equipped with the M-type, Electronically Controlled, Gas Injection (MEGI) twin engines, which are expected to be significantly more fuel-efficient and have lower emission levels than other engines currently being utilized in LNG shipping. Teekay LNG intends to secure long-term contract employment for both vessels prior to their deliveries in 2016. In connection with the exercise of these two newbuilding options, Teekay LNG secured additional options with DSME for up to five additional LNG carrier newbuildings.

In addition, in July and October 2013, Exmar LPG BVBA exercised its options to order a total of four additional Midsize Gas Carrier (MGC) newbuildings, which will be constructed by Hanjin Heavy Industries and Construction Co., Ltd. and are scheduled for delivery in 2017 and 2018.

In August 2013, Teekay LNG agreed to acquire a 155,900 cbm LNG carrier newbuilding from Awilco. The vessel was delivered to Teekay LNG in mid-September 2013, at which time Awilco bareboat-chartered the vessel on a five-year fixed-rate charter contract (plus a one-year extension option) with a fixed-price purchase obligation at the end of the initial term (and option period). The vessel purchase price was $205 million less a $50 million upfront prepayment of charter hire by Awilco, which is in addition to the daily bareboat charter rate.

In September 2013, Teekay LNG agreed to acquire a second 155,900 cbm LNG carrier newbuilding from Awilco on similar terms as the first vessel, except that the period of its bareboat charter-back to Awilco will be a firm period of four years (plus a one-year extension option) and the vessel will have different fixed purchase obligations at the end of the initial term (and option period). This second vessel is currently under construction by DSME of South Korea and Teekay LNG expects to take delivery in late-2013.

In October 2013, Teekay LNG completed a public equity offering of 3.5 million common units (including 0.5 million units issued upon exercise of the underwriters’ overallotment option), raising net proceeds of $145 million (including the general partners’ contribution). Net proceeds will be used to partially finance the second LNG carrier newbuilding from Awilco and for general corporate purposes, which may include funding installment payments on future newbuilding deliveries and future vessel acquisitions.

Teekay Tankers Ltd.

Teekay Tankers currently owns a fleet of 28 vessels, including 11 Aframax tankers, 10 Suezmax tankers, three Long Range 2 (LR2) product tankers, three Medium-Range (MR) product tankers, and a 50 percent interest in a Very Large Crude Carrier (VLCC). In addition, Teekay Tankers currently time-charters in one Aframax tanker and has invested $115 million in first-priority mortgage loans, secured by two 2010-built VLCCs. Of the 28 vessels currently in operation, 13 are employed on fixed-rate time-charters, generally ranging from one to three years in initial duration, with the remaining vessels trading in spot tanker pools. Based on its current ownership of Teekay Tankers Class A common stock and its ownership of 100 percent of the outstanding Class B stock, Teekay Parent currently owns a 25.1 percent economic interest in and has voting control of Teekay Tankers.

On October 4, 2013, Teekay Tankers declared a fixed third quarter 2013 dividend of $0.03 per share, which was paid on October 25, 2013 to all shareholders of record on October 16, 2013. Based on its ownership of Teekay Tankers Class A and Class B shares, the dividend paid to Teekay Parent totaled $0.6 million for the third quarter of 2013.

Cash flow from vessel operations from Teekay Tankers decreased to $14.0 million in the third quarter of 2013, from $16.3 million in the same period of the prior year. The decrease was primarily due the change in employment of certain of Teekay Tankers’ vessels from fixed rates to lower spot rates on expiry of their fixed-rate charters, lower average realized spot tanker rates from its spot Suezmax and LR2 vessels and a reduction in interest income earned from Teekay Tankers’ $115 million investment in two mortgage loans, partially offset by a decrease in depreciation expense as a result of vessel impairments recorded in the fourth quarter of 2012 and higher average realized spot tanker rates from its spot Aframax vessels.

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In October 2013, Teekay Tankers exercised options with STX Offshore & Shipbuilding Co., Ltd. (STX) of South Korea to order four fuel-efficient 113,000 dead-weight tonne LR2 product tankers, in addition to the four tankers it ordered from STX in April 2013. The payment of the first shipyard installments on these recent four additional vessels by Teekay Tankers to STX is contingent on the Company receiving acceptable refund guarantees from the shipyard for vessel installment payments. To date, Teekay Tankers has not made any installment payments to the yard for any of the eight LR2 product tanker newbuildings ordered in April and October 2013. Prior to receiving the refund guarantees, Teekay Tankers has the right to cancel the newbuilding orders at its discretion. STX has been unable to secure the refund guarantees; therefore, Teekay Tankers is evaluating its alternatives, including legal action for damages.

In July 2010, Teekay Tankers invested $115 million in two loans maturing in July 2013, secured by first priority mortgages registered on two 2010-built VLCC newbuildings. The borrowers have been in default on their interest payment obligations since the first quarter of 2013 and their loan principal repayment since July 2013. Teekay Tankers continues to have discussions with the borrowers and the second priority mortgagees of the vessels to realize on its security for the loans.

Teekay Parent

In addition to its equity ownership interests in Teekay Offshore, Teekay LNG and Teekay Tankers, Teekay Parent directly owns several vessels, including four conventional Suezmax tankers and four FPSO units. In addition, Teekay Parent currently owns one newbuilding FPSO unit under construction. As at November 1, 2013, Teekay Parent also had eight chartered-in conventional tankers (including two Aframax tankers owned by Teekay Offshore), two chartered-in LNG carriers owned by Teekay LNG, and two chartered-in shuttle tankers and two chartered-in FSOs owned by Teekay Offshore.

For the third quarter of 2013, Teekay Parent generated negative cash flow from vessel operations of $36.3 million, compared to negative cash flow from vessel operations of $31.9 million in the same period of the prior year. The decrease in cash flow is due to the completion of the Petrojarl I FPSO time-charter in April 2013 and lower production on the Foinaven FPSO, partially offset by lower time-charter hire expense as a result of the redelivery of time-chartered in vessels over the course of the past 12 months ended September 30, 2013.

In mid-July 2013, Teekay Parent and the charterer agreed to stop production to repair the Foinaven FPSO’s gas compressor trains and the subsea system, which is the responsibility of the charterer. In late August 2013, one of the Foinaven FPSO’s two compressor trains was repaired and the unit is currently producing approximately 35,000 barrels of oil per day. The second compressor train is expected to be repaired during the fourth quarter of 2013, at which point the Foinaven FPSO is expected to be capable of reaching target production of approximately 43,000 barrels of oil per day.

In September 2013, the Company entered into an agreement with Centrica Energy, the charterer of the Hummingbird Spirit FPSO, to extend the firm period of the contract for this FPSO unit until December 31, 2014, with charterer’s options to extend out to March 31, 2016. In addition, Centrica Energy has an option, exercisable by December 31, 2013, to extend the firm period of the contract by a further 12 months. The Hummingbird Spirit FPSO is currently operating on the Chestnut field in the North Sea.

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Fleet List

The following table summarizes Teekay’s consolidated fleet of 173 vessels as at November 1, 2013, including chartered-in vessels and vessels under construction but excluding vessels managed for third parties:

	Number of Vessels(1)
	Owned	Chartered-in	Newbuildings /
	Vessels	Vessels	Conversions	Total
Teekay Parent Fleet (2)(3)
Aframax Tankers (4)	—	5	—	5
Suezmax Tankers	4	—	—	4
MR Product Tanker	—	1	—	1
FPSO Units	4	—	1	5

Total Teekay Parent Fleet	8	6	1	15

Teekay Offshore Fleet	45	4	3	52
Teekay LNG Fleet	55	5	17	77
Teekay Tankers Fleet	28	1	—	29

Total Teekay Consolidated Fleet	136	16	21	173

(1)	Ownership interests in these vessels range from 33 percent to 100 percent.
(2)	Excludes two LNG carriers chartered-in from Teekay LNG.
(3)	Excludes two shuttle tankers and two FSO units chartered-in from Teekay Offshore.
(4)	Excludes two Aframax tankers chartered-in from Teekay Offshore.

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Liquidity

As at September 30, 2013, the Company had consolidated liquidity of $1.2 billion (consisting of $618.4 million cash and cash equivalents and $624.9 million of undrawn revolving credit facilities), of which $337.2 million of liquidity (consisting of $212.2 million cash and cash equivalents and $125.0 million of undrawn revolving credit facilities) is attributable to Teekay Parent. Including the $145 million of proceeds from Teekay LNG’s common unit follow-on equity offering completed in early October 2013, Teekay had pro forma total consolidated liquidity of approximately $1.4 billion as at September 30, 2013.

Conference Call

The Company plans to host a conference call on Thursday, November 7, 2013 at 11:00 a.m. (ET) to discuss its results for the third quarter of 2013. An accompanying investor presentation will be available on Teekay’s website at www.teekay.com prior to the start of the call. All shareholders and interested parties are invited to listen to the live conference call by choosing from the following options:

•	By dialing (800) 820-0231 or (416) 640-5926, if outside North America, and quoting conference ID code 9083363.

•	By accessing the webcast, which will be available on Teekay’s website at www.teekay.com (the archive will remain on the website for a period of 30 days).

The conference call will be recorded and available until Thursday, November 14, 2013. This recording can be accessed following the live call by dialing (888) 203-1112 or (647) 436-0148, if outside North America, and entering access code 9083363.

About Teekay

Teekay Corporation is an operational leader and project developer in the marine midstream space. Through its general partnership interests in two master limited partnerships, Teekay LNG Partners L.P. (NYSE:TGP) and Teekay Offshore Partners L.P. (NYSE:TOO), its controlling ownership of Teekay Tankers Ltd. (NYSE:TNK), and its fleet of directly-owned vessels, Teekay is responsible for managing and operating consolidated assets of over $11 billion, comprised of over 170 liquefied gas, offshore, and conventional tanker assets. With offices in 15 countries and approximately 6,400 seagoing and shore-based employees, Teekay provides a comprehensive set of marine services to the world’s leading oil and gas companies, and its reputation for safety, quality and innovation has earned it a position with its customers as The Marine Midstream Company.

Teekay’s common stock is listed on the New York Stock Exchange where it trades under the symbol “TK”.

For Investor Relations enquiries contact:

Kent Alekson

Tel: +1 (604) 844-6654

Website: www.teekay.com

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TEEKAY CORPORATION

SUMMARY CONSOLIDATED STATEMENTS OF (LOSS) INCOME

(in thousands of U.S. dollars, except share and per share data)

	Three Months Ended			Nine Months Ended
	September 30, 2013	June 30, 2013	September 30, 2012	September 30, 2013	September 30, 2012
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
REVENUES (1)(2)(3)	454,795	430,707	469,642	1,336,539	1,457,529

OPERATING EXPENSES
Voyage expenses (2)	28,022	26,154	29,674	80,491	107,487
Vessel operating expenses (1)(2)(3)	217,579	195,978	203,664	601,021	583,191
Time-charter hire expense	25,486	26,544	27,386	79,482	102,856
Depreciation and amortization	109,114	109,769	112,756	321,377	342,438
General and administrative (2)(3)	31,932	35,395	34,652	106,598	109,244
Asset impairments and provisions (4)	72,846	7,042	8,852	83,053	9,900
(Gain) loss on sale of vessels and equipment	(726)	(1,341)	341	(2,035)	2,365
Restructuring charges	461	1,789	3,919	4,304	5,444

	484,714	401,330	421,244	1,274,291	1,262,925

(Loss) income from vessel operations	(29,919)	29,377	48,398	62,248	194,604

OTHER ITEMS
Interest expense (2)	(45,817)	(44,687)	(41,652)	(133,014)	(126,659)
Interest income (2)	1,543	2,018	674	4,579	4,365
Realized and unrealized (loss) gain on derivative instruments (2)	(26,707)	56,035	(35,149)	15,539	(124,932)
Equity income (5)	26,753	47,372	30,179	101,440	53,114
Income tax recovery (expense)	662	(1,873)	(4,039)	(3,711)	1,378
Foreign exchange (loss) gain	(11,837)	678	(8,504)	(8,970)	(6,493)
Other income (loss)—net	625	(1,386)	(376)	4,481	2,056

Net (loss) income	(84,697)	87,534	(10,469)	42,592	(2,567)
Less: Net loss (income) attributable to non-controlling interests	35,593	(76,167)	(9,792)	(86,465)	(63,902)

Net (loss) income attributable to stockholders of Teekay Corporation	(49,104)	11,367	(20,261)	(43,873)	(66,469)

(Loss) earnings per common share of Teekay
- Basic	($0.69)	$0.16	($0.29)	($0.62)	($0.96)
- Diluted	($0.69)	$0.16	($0.29)	($0.62)	($0.96)
Weighted-average number of common shares outstanding
- Basic	70,755,282	70,393,531	69,372,220	70,348,872	69,153,966
- Diluted	70,755,282	71,314,629	69,372,220	70,348,872	69,153,966

(1)	The costs of business development and engineering studies relating to North Sea FPSO and FSO projects that the Company is pursuing are substantially reimbursable from customers upon completion. As a result, $17.5 million of revenues and $20.1 million of costs were recognized in the three months ended September 30, 2013 upon completion of two North Sea FPSO studies, and $20.3 million of revenues and $22.7 million of costs were recognized in the nine months ended September 30, 2013, upon completion of three North Sea FPSO studies.
(2)	Realized and unrealized gains (losses) related to derivative instruments that are not designated as hedges for accounting purposes are included as a separate line item in the statements of (loss) income. The realized (losses) gains relate to the amounts the Company actually received or paid to settle such derivative instruments and the unrealized gains (losses) relate to the change in fair value of such derivative instruments, as detailed in the table below:

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	Three Months Ended			Nine Months Ended
	September 30, 2013	June 30, 2013	September 30, 2012	September 30, 2013	September 30, 2012
Realized (losses) gains relating to:
Interest rate swaps	(30,254)	(30,899)	(30,027)	(91,472)	(90,112)
Termination of interest rate swap agreements	(31,798)	(4,187)	—	(35,985)	—
Foreign currency forward contracts	152	(1,873)	(876)	(1,333)	508
Foinaven embedded derivative	—	—	—	—	11,452

	(61,900)	(36,959)	(30,903)	(128,790)	(78,152)

Unrealized gains (losses) relating to:
Interest rate swaps	32,542	96,912	(8,036)	148,657	(49,326)
Foreign currency forward contracts	2,651	(3,918)	3,790	(4,328)	5,931
Foinaven embedded derivative	—	—	—	—	(3,385)

	35,193	92,994	(4,246)	144,329	(46,780)

Total realized and unrealized (losses) gains on non-designated derivative instruments	(26,707)	56,035	(35,149)	15,539	(124,932)

(3)	To more closely align the Company’s presentation to many of its peers, the cost of ship management activities related to the Company’s fleet and to services provided to third parties of $22.6 million and $61.2 million for the three and nine months ended September 30, 2013, respectively, and $19.1 million for the three months ended June 30, 2013, have been presented in vessel operating expenses. Revenues from ship management activities provided to third parties of $4.8 million and $18.7 million for the three and nine months ended September 30, 2013, respectively, and $7.3 million for the three months ended June 30, 2013, have been presented in revenues. Prior to 2013, the Company included these amounts in general and administrative expenses. All such costs incurred in comparative periods have been reclassified from general and administrative expenses to vessel operating expenses and revenues to conform to the presentation adopted in the current period. The amounts reclassified from general and administrative expenses to vessel operating expenses were $21.1 million and $61.1 million for the three and nine months ended September 30, 2012, respectively. The amounts reclassified from general and administrative expenses to revenues were $6.1 million and $16.5 million for the three and nine months ended September 30, 2012, respectively.
(4)	The Company recognized asset impairments and provisions of $72.8 million and $83.1 million for the three and nine months ended September 30, 2013, respectively, related to impairment charges on four shuttle tankers, including two shuttle tankers which Teekay Offshore owns through a 50 percent-owned subsidiary, and loss provisions for investment in term loans and advances to a joint venture partner’s parent entity. The shuttle tanker impairments were the result of the re-contracting of two of the vessels at lower rates than expected during the third quarter of 2013, the cancellation of a short-term contract which occurred in September 2013 and a change in expectations for a contract renewal for one of the shuttle tankers currently operating in Brazil. Asset impairments and provisions for the three and nine months ended September 30, 2012 relate to shuttle tanker impairment charges of $8.9 million and $9.9 million, respectively.
(5)	The Company’s proportionate share of items within equity income as identified in Appendix A of this release, is as detailed in the table below. By excluding these items from equity income, the resulting adjusted equity income is a normalized amount that can be used to evaluate the financial performance of the Company’s equity accounted investments.

	Three Months Ended			Nine Months Ended
	September 30, 2013	June 30, 2013	September 30, 2012	September 30, 2013	September 30, 2012
Equity income	26,753	47,372	30,179	101,440	53,114
Gain on sale of equity investment	—	—	(10,830)	—	(10,830)
Proportionate share of unrealized (gains) losses on derivative instruments	(1,707)	(17,176)	1,896	(24,256)	5,404
Other(i)	4,100	—	269	4,100	826

Equity income adjusted for items in Appendix A	29,146	30,196	21,514	81,284	48,514

(i)	Includes restructuring accruals and loan loss provision in Sevan Marine ASA.

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TEEKAY CORPORATION

SUMMARY CONSOLIDATED BALANCE SHEETS

(in thousands of U.S. dollars)

	As at September 30,	As at June 30,	As at December 31
	2013	2013	2012
	(unaudited)	(unaudited)	(unaudited)
ASSETS
Cash and cash equivalents	618,416	540,206	639,491
Other current assets	635,240	626,499	692,389
Restricted cash – current	6,170	37,357	39,390
Restricted cash – long-term	497,021	495,714	494,429
Vessels held for sale	—	6,800	22,364
Vessels and equipment	6,805,137	6,742,642	6,628,383
Advances on newbuilding contracts	731,001	706,965	692,675
Derivative assets	107,914	119,989	180,250
Investment in equity accounted investees	644,329	621,484	480,043
Investment in term loans	180,987	188,895	185,934
Investment in direct financing leases	579,655	430,414	436,601
Other assets	319,552	317,450	217,401
Intangible assets	112,081	116,633	126,136
Goodwill	166,539	166,539	166,539

Total Assets	11,404,042	11,117,587	11,002,025

LIABILITIES AND EQUITY
Accounts payable and accrued liabilities	550,294	532,003	478,756
Current portion of long-term debt	1,033,712	1,103,248	867,683
Long-term debt	5,815,559	5,272,585	5,099,246
Long-term debt—variable interest entity(1)	—	—	230,359
Derivative liabilities	484,461	529,558	644,021
In process revenue contracts	194,033	208,266	241,591
Other long-term liabilities	195,971	209,479	220,080
Redeemable non-controlling interest	24,413	28,357	28,815
Equity:
Non-controlling interests	1,911,380	1,982,676	1,876,085
Stockholders of Teekay	1,194,219	1,251,415	1,315,389

Total Liabilities and Equity	11,404,042	11,117,587	11,002,025

(1)	For accounting purposes, the Voyageur Spirit FPSO unit was a variable interest entity (VIE) until May 2, 2013, whereby Teekay was the primary beneficiary. As a result, the Company consolidated the VIE as of December 1, 2011, even though the Company did not acquire the Voyageur Spirit FPSO unit until May 2, 2013, on which date the Company sold the Voyageur Spirit FPSO unit to Teekay Offshore.

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TEEKAY CORPORATION

SUMMARY CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of U.S. dollars)

	Nine Months Ended September 30
	2013	2012
	(unaudited)	(unaudited)
Cash and cash equivalents provided by (used for)
OPERATING ACTIVITIES
Net operating cash flow	95,027	262,545

FINANCING ACTIVITIES
Net proceeds from long-term debt	1,718,226	1,026,906
Scheduled repayments of long-term debt	(219,264)	(212,877)
Prepayments of long-term debt	(823,170)	(1,055,135)
Decrease (increase) in restricted cash	31,042	(31,421)
Net proceeds from public offerings of Teekay LNG	44,779	178,431
Net proceeds from public offerings of Teekay Offshore	207,582	252,051
Net proceeds from public offerings of Teekay Tankers	—	65,854
Equity contribution from joint venture partner	1,684	70,750
Cash dividends paid	(67,762)	(61,312)
Distribution from subsidiaries to non-controlling interests	(196,316)	(182,647)
Other	19,541	7,857

Net financing cash flow	716,342	58,457

INVESTING ACTIVITIES
Expenditures for vessels and equipment	(553,630)	(413,970)
Proceeds from sale of vessels and equipment	47,704	226,201
Proceeds from sale of marketable securities	—	1,063
Advances to joint ventures and joint venture partners	(40,160)	(94,097)
Investment in joint ventures	(140,804)	(163,482)
Investment in direct financing lease assets	(151,716)	—
Direct financing lease payments received and other	6,162	18,057

Net investing cash flow	(832,444)	(426,228)

Decrease in cash and cash equivalents	(21,075)	(105,226)
Cash and cash equivalents, beginning of the period	639,491	692,127

Cash and cash equivalents, end of the period	618,416	586,901

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TEEKAY CORPORATION

APPENDIX A – SPECIFIC ITEMS AFFECTING NET (LOSS) INCOME

(in thousands of U.S. dollars, except per share data)

Set forth below is a reconciliation of the Company’s unaudited adjusted net loss attributable to stockholders of Teekay, a non-GAAP financial measure, to net (loss) income attributable to stockholders of Teekay as determined in accordance with GAAP. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s financial performance. The items below are also typically excluded by securities analysts in their published estimates of the Company’s financial results. Adjusted net loss attributable to the stockholders of Teekay is intended to provide additional information and should not be considered a substitute for measures of performance prepared in accordance with GAAP.

	Three Months Ended		Nine Months Ended
	September 30, 2013		September 30, 2013
	(unaudited)		(unaudited)
		$ Per		$ Per
	$	Share (1)	$	Share (1)
Net (loss) income – GAAP basis	(84,697)		42,592
Adjust for: Net loss (income) attributable to non-controlling interests	35,593		(86,465)

Net loss attributable to stockholders of Teekay	(49,104)	(0.69)	(43,873)	(0.62)
Add (subtract) specific items affecting net income:
Unrealized gains from derivative instruments (2)	(36,881)	(0.52)	(163,946)	(2.33)
Foreign exchange loss (3)	12,199	0.17	12,085	0.17
Restructuring charges (4)	461	0.01	4,304	0.06
Asset impairments and provisions (5)	72,846	1.02	83,053	1.18
Net gain on sale of vessels and equipment (6)	(726)	(0.01)	(2,035)	(0.03)
Realized loss on termination of interest rate swap	31,798	0.45	31,798	0.45
Other (7)	2,968	0.04	10,270	0.15
Non-controlling interests’ share of items above (8)	(69,575)	(0.98)	(12,677)	(0.18)

Total adjustments	13,090	0.18	(37,148)	(0.53)

Adjusted net loss attributable to stockholders of Teekay	(36,014)	(0.51)	(81,021)	(1.15)

(1)	Fully diluted per share amounts.
(2)	Reflects the unrealized gains or losses relating to the change in the mark-to-market value of derivative instruments that are not designated as hedges for accounting purposes, including those included in equity income from joint ventures, and the ineffective portion of foreign currency forward contracts designated as hedges for accounting purposes.
(3)	Foreign currency exchange gains and losses primarily relate to the Company’s debt denominated in Euros and Norwegian Kroner in addition to the unrealized gains and losses on cross currency swaps used to hedge the principal and interest on the Norwegian Kroner bonds. Nearly all of the Company’s foreign currency exchange gains and losses are unrealized.
(4)	Restructuring charges primarily relate to the reorganization of the Company’s marine operations.
(5)	Relates to allowances provided against investments in term loans, impairment of four shuttle tankers, including two shuttle tankers which Teekay Offshore owns through a 50 percent-owned subsidiary, and a loan loss provision on a loan to a joint venture partner.
(6)	Relates to gain on sale of equipment and gain/loss on sale of three conventional tankers.
(7)	Other primarily relates to recognition of unrealized loss on marketable securities, pension fund closure, and realized (gain) loss on foreign exchange forward contracts relating to certain capital acquisition expenditures and certain items in joint ventures.
(8)	Items affecting net (loss) income include items from the Company’s wholly-owned subsidiaries, its consolidated non-wholly-owned subsidiaries and its proportionate share of items from equity accounted for investments. The specific items affecting net (loss) income are analyzed to determine whether any of the amounts originated from a consolidated non-wholly-owned subsidiary. Each amount that originates from a consolidated non-wholly-owned subsidiary is multiplied by the non-controlling interests’ percentage share in this subsidiary to arrive at the non-controlling interests’ share of the amount. The amount identified as “Non-controlling interests’ share of items above” in the table above is the cumulative amount of the non-controlling interests’ proportionate share of items listed in the table.

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TEEKAY CORPORATION

APPENDIX A – SPECIFIC ITEMS AFFECTING NET LOSS

(in thousands of U.S. dollars, except per share data)

Set forth below is a reconciliation of the Company’s unaudited adjusted net loss attributable to stockholders of Teekay, a non-GAAP financial measure, to net loss attributable to stockholders of Teekay as determined in accordance with GAAP. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s financial performance. The items below are also typically excluded by securities analysts in their published estimates of the Company’s financial results. Adjusted net loss attributable to the stockholders of Teekay is intended to provide additional information and should not be considered a substitute for measures of performance prepared in accordance with GAAP.

	Three Months Ended		Nine Months Ended
	September 30, 2012		September 30, 2012
	(unaudited)		(unaudited)
		$ Per		$ Per
	$	Share(1)	$	Share (1)
Net loss – GAAP basis	(10,469)		(2,567)
Adjust for: Net income attributable to non-controlling interests	(9,792)		(63,902)

Net loss attributable to stockholders of Teekay	(20,261)	(0.29)	(66,469)	(0.96)
Add (subtract) specific items affecting net loss:
Unrealized losses from derivative instruments (2)	6,310	0.10	52,677	0.76
Foreign currency exchange losses (3)	7,825	0.11	4,089	0.06
Asset impairments (4)	8,852	0.13	9,900	0.14
Restructuring charges (5)	3,919	0.06	5,444	0.08
Loss on sale of vessels and equipment (6)	341	—	2,365	0.04
Gain on sale of equity investment (7)	(10,830)	(0.16)	(10,830)	(0.16)
Realized gain upon settlement of embedded derivative	—	—	(11,452)	(0.17)
Non-recurring adjustments to tax accruals	—	—	(8,006)	(0.12)
Other – net (8)	269	—	(221)	—
Non-controlling interests’ share of items above	(16,394)	(0.24)	(35,300)	(0.51)

Total adjustments	292	—	8,666	0.12

Adjusted net loss attributable to stockholders of Teekay	(19,969)	(0.29)	(57,803)	(0.84)

(1)	Fully diluted per share amounts.
(2)	Reflects the unrealized gains or losses relating to the change in the mark-to-market value of derivative instruments that are not designated as hedges for accounting purposes, including those included in equity income from joint ventures, and the ineffective portion of foreign currency forward contracts designated as hedges for accounting purposes.
(3)	Foreign currency exchange gains and losses primarily relate to the Company’s debt denominated in Euros and Norwegian Kroner in addition to the unrealized gains and losses on cross currency swaps used to hedge the principal and interest on the Norwegian Kroner bonds. Nearly all of the Company’s foreign currency exchange gains and losses are unrealized.
(4)	Relates to the impairment of one of the Company’s older shuttle tankers.
(5)	Restructuring charges relate to the reorganization of the Company’s marine operations.
(6)	Relates to disposal of one of the Company’s older shuttle tankers.
(7)	Relates to the sale of the Company’s 40 percent interest in an FPSO unit.
(8)	Other includes transaction and acquisition related costs associated with the sale of 13 conventional tankers from Teekay Parent to Teekay Tankers in June 2012 and the Teekay LNG acquisition of a 52 percent interest in six LNG carriers from A.P. Moller-Maersk in February 2012.

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TEEKAY CORPORATION

APPENDIX B – SUPPLEMENTAL FINANCIAL INFORMATION

SUMMARY BALANCE SHEET AS AT SEPTEMBER 30, 2013

(in thousands of U.S. dollars)

(unaudited)

	Teekay	Teekay	Teekay	Teekay	Consolidation
	Offshore	LNG	Tankers	Parent	Adjustments	Total
ASSETS
Cash and cash equivalents	258,900	118,131	29,168	212,217	—	618,416
Other current assets	199,980	27,589	28,825	378,846	—	635,240
Restricted cash	—	499,347	—	3,844	—	503,191
Vessels and equipment	3,007,747	1,867,614	861,377	1,068,399	—	6,805,137
Advances on newbuilding contracts	47,562	77,854	—	605,585	—	731,001
Derivative assets	8,793	98,888	—	233	—	107,914
Investment in equity accounted investees	34,132	564,890	7,802	47,205	(9,700)	644,329
Investment in direct financing leases	28,944	550,711	—	—	—	579,655
Investment in term loans	—	—	114,096	66,891	—	180,987
Other assets	78,367	125,125	14,994	101,066	—	319,552
Advances to affiliates	12,772	3,798	26,791	(43,361)	—	—
Equity investment in subsidiaries	—	—	—	426,000	(426,000)	—
Intangibles and goodwill	138,807	135,400	—	4,413	—	278,620

TOTAL ASSETS	3,816,004	4,069,347	1,083,053	2,871,338	(435,700)	11,404,042

LIABILITIES AND EQUITY
Accounts payable and accrued liabilities	191,984	49,419	20,773	288,118	—	550,294
Advances from affiliates	122,605	16,870	11,430	(150,905)	—	—
Current portion of long-term debt	437,355	245,745	25,246	325,366	—	1,033,712
Long-term debt	1,950,193	2,117,923	720,921	1,026,522	—	5,815,559
Derivative liabilities	187,733	226,285	26,755	43,688	—	484,461
In-process revenue contracts	104,506	5,051	—	84,476	—	194,033
Other long-term liabilities	28,163	105,059	5,256	57,493	—	195,971
Redeemable non-controlling interest	24,413	—	—	—	—	24,413
Equity:
Non-controlling interests (1)	32,415	49,999	—	2,361	1,826,605	1,911,380
Equity attributable to stockholders/unitholders of publicly-listed entities	736,637	1,252,996	272,672	1,194,219	(2,262,305)	1,194,219

TOTAL LIABILITIES AND EQUITY	3,816,004	4,069,347	1,083,053	2,871,338	(435,700)	11,404,042

NET DEBT (2)	2,128,648	1,746,190	716,999	1,135,827	—	5,727,664

(1)	Non-controlling interests in the Teekay Offshore and Teekay LNG columns represent the respective joint venture partners’ share of joint venture net assets. Non-controlling interest in the Consolidation Adjustments column represents the public’s share of the net assets of Teekay’s publicly-traded subsidiaries.
(2)	Net debt represents current and long-term debt less cash and, if applicable, current and long-term restricted cash.

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TEEKAY CORPORATION

APPENDIX B – SUPPLEMENTAL FINANCIAL INFORMATION

SUMMARY STATEMENT OF (LOSS) INCOME FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2013

(in thousands of U.S. dollars)

(unaudited)

	Teekay	Teekay	Teekay	Teekay	Consolidation
	Offshore	LNG	Tankers	Parent	Adjustments	Total
Revenues	236,040	100,692	39,479	103,988	(25,404)	454,795

Voyage expenses	28,693	373	483	(154)	(1,373)	28,022
Vessel operating expenses	89,788	24,655	21,859	81,277	—	217,579
Time-charter hire expense	14,142	—	1,216	33,389	(23,261)	25,486
Depreciation and amortization	51,920	24,440	11,935	20,819	—	109,114
General and administrative	12,757	4,793	3,317	11,835	(770)	31,932
Asset impairments and provisions (1)	57,502	3,804	10,399	1,141	—	72,846
Gain on sale of vessels and equipment	(565)	—	—	(161)	—	(726)
Restructuring charges	449	—	—	12	—	461

Total operating expenses	254,686	58,065	49,209	148,158	(25,404)	484,714

(Loss) income from vessel operations	(18,646)	42,627	(9,730)	(44,170)	—	(29,919)

Interest expense	(16,810)	(13,548)	(2,440)	(13,019)	—	(45,817)
Interest income	467	656	71	349	—	1,543
Realized and unrealized losses on derivative instruments	(7,952)	(11,143)	(2,492)	(5,120)	—	(26,707)
Income tax (expense) recovery	(109)	(791)	(354)	1,916	—	662
Equity income (loss)	1,199	28,831	458	(3,735)	—	26,753
Equity in earnings of subsidiaries (2)	—	—	—	7,557	(7,557)	—
Foreign exchange (loss) gain	(2,730)	(16,068)	(80)	7,041	—	(11,837)
Other – net	310	306	(24)	33	—	625

Net (loss) income	(44,271)	30,870	(14,591)	(49,148)	(7,557)	(84,697)
Less: Net loss (income) attributable to non-controlling interests (3)	18,483	(1,262)	—	44	18,328	35,593

Net (loss) income attributable to stockholders/unitholders of publicly-listed entities	(25,788)	29,608	(14,591)	(49,104)	10,771	(49,104)

CFVO—Consolidated (4)(5)	87,469	73,291	12,604	(34,531)	—	138,833
CFVO—Equity Investments (6)	4,852	51,870	1,416	(1,771)	—	56,367
CFVO—Total	92,321	125,161	14,020	(36,302)	—	195,200

(1)	Teekay Offshore recognized an impairment charge of $57.5 million relating to four shuttle tankers during the three months ended September 30, 2013, including the impairment of $37.2 million of two shuttle tankers which Teekay Offshore owns through a 50 percent-owned subsidiary. The shuttle tanker impairments were the result of the re-contracting of two of the vessels at lower rates than expected during the third quarter of 2013, the cancellation of a short-term contract which occurred in September 2013 and a change in expectations for a contract renewal for one of the shuttle tankers currently operating in Brazil. The asset impairments and provisions also include recognition of loss provisions of $3.8 million by Teekay LNG relating to the advances to a joint venture partner’s parent entity, $10.4 million by Teekay Tankers on investment in term loans and $1.1 million by Teekay Parent on an investment in a term loan.
(2)	Teekay Corporation’s proportionate share of the net earnings of its publicly-traded subsidiaries.
(3)	Net (income) loss attributable to non-controlling interests in the Teekay Offshore and Teekay LNG columns represent the joint venture partners’ share of the net income (loss) of their respective joint ventures. Net (income) loss attributable to non-controlling interest in the Consolidation Adjustments column represents the public’s share of the net income (loss) of Teekay’s publicly-traded subsidiaries.

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(4)	Cash flow from vessel operations (CFVO) represents income from vessel operations before depreciation and amortization expense, amortization of in-process revenue contracts, vessel write downs, gains and losses on the sale of vessels, adjustments for direct financing leases to a cash basis, and unrealized gains and losses relating to derivatives, but includes realized gains and losses on the settlement of foreign currency forward contracts. CFVO – Consolidated represents CFVO from vessels that are consolidated on the Company’s financial statements. Cash flow from vessel operations is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please see Appendix C and Appendix E to this release for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP financial measure.
(5)	In addition to the CFVO generated by its directly owned and chartered-in assets, Teekay Parent also receives cash dividends and distributions from its publicly-traded subsidiaries. For the three months ended September 30, 2013, Teekay Parent received cash dividends and distributions from these subsidiaries totaling $40.1 million. The dividends and distributions received by Teekay Parent include, among others, those made with respect to its general partner interests in Teekay Offshore and Teekay LNG. Please refer to Appendix D to this release for further details.
(6)	Cash flow from vessel operations (CFVO) – Equity Investments represents the Company’s proportionate share of CFVO from its equity accounted vessels and other investments. Please see Appendix C and Appendix E to this release for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP financial measure.

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TEEKAY CORPORATION

APPENDIX B – SUPPLEMENTAL FINANCIAL INFORMATION

SUMMARY STATEMENT OF INCOME (LOSS) FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2013

(in thousands of U.S. dollars)

(unaudited)

	Teekay	Teekay	Teekay	Teekay	Consolidation
	Offshore	LNG	Tankers	Parent	Adjustments	Total
Revenues	690,323	294,418	127,924	325,553	(101,679)	1,336,539

Voyage expenses	75,152	1,988	5,845	2,097	(4,591)	80,491
Vessel operating expenses	256,729	74,785	69,745	199,762	—	601,021
Time-charter hire expense	43,012	—	5,153	128,281	(96,964)	79,482
Depreciation and amortization	147,931	73,739	35,720	63,987	—	321,377
General and administrative	34,184	15,006	10,240	44,592	2,576	106,598
Asset impairments and provisions (1)	75,666	3,804	14,910	(11,327)	—	83,053
Loss (gain) on sale of vessels and equipment	301	—	71	(2,407)	—	(2,035)
Restructuring charges	2,257	—	—	2,047	—	4,304

Total operating expenses	635,232	169,322	141,684	427,032	(98,979)	1,274,291

Income (loss) from vessel operations	55,091	125,096	(13,760)	(101,479)	(2,700)	62,248

Interest expense	(44,561)	(39,928)	(7,555)	(42,187)	1,217	(133,014)
Interest income	2,127	1,953	95	1,621	(1,217)	4,579
Realized and unrealized gains (losses) on derivative instruments	24,872	(8,762)	(510)	(61)	—	15,539
Income tax expense	(329)	(2,434)	(499)	(449)	—	(3,711)
Equity income	2,797	94,680	290	3,673	—	101,440
Equity in earnings of subsidiaries (2)	—	—	—	86,608	(86,608)	—
Foreign exchange (loss) gain	(2,813)	(10,644)	(23)	4,510	—	(8,970)
Other – net	(881)	1,182	(306)	4,486	—	4,481

Net income (loss)	36,303	161,143	(22,268)	(43,278)	(89,308)	42,592
Less: Net loss (income) attributable to non-controlling interests (3)	13,432	(7,429)	—	(595)	(91,873)	(86,465)

Net income (loss) attributable to stockholders/unitholders of publicly-listed entities	49,735	153,714	(22,268)	(43,873)	(181,181)	(43,873)

CFVO—Consolidated (4)(5)	271,737	204,334	36,461	(89,476)	(2,700)	420,356
CFVO—Equity Investments (6)	6,163	141,031	1,439	2,830	—	151,463
CFVO—Total	277,900	345,365	37,900	(86,646)	(2,700)	571,819

(1)	Teekay Offshore recognized impairment charges of $75.7 million relating to two conventional tankers and four shuttle tankers during the nine months ended September 30, 2013, including the impairment of $37.2 million of two shuttle tankers which Teekay Offshore owns through a 50 percent-owned subsidiary. The impairments were the result of the re-contracting of two of the vessels at lower rates than expected during the third quarter of 2013, the cancellation of a short-term contract which occurred in September 2013 and a change in expectations for a contract renewal for one of the shuttle tankers currently operating in Brazil. Teekay Parent had already recognized impairment charges on the two conventional tankers during the three months ended December 31, 2012 and therefore reversed the impairment charge on consolidation. The asset impairments and provisions also include recognition of loss provisions of $3.8 million by Teekay LNG relating to the advances to a joint venture partner’s parent entity, $14.9 million by Teekay Tankers on its investment in term loans and $6.8 million by Teekay Parent on an investment in a term loan.
(2)	Teekay Corporation’s proportionate share of the net earnings of its publicly-traded subsidiaries.
(3)	Net (income) loss attributable to non-controlling interests in the Teekay Offshore and Teekay LNG columns represent the joint venture partners’ share of the net income (loss) of their respective joint ventures. Net (income) loss attributable to non-controlling interest in the Consolidation Adjustments column represents the public’s share of the net income (loss) of Teekay’s publicly-traded subsidiaries.

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(4)	Cash flow from vessel operations (CFVO) represents income from vessel operations before depreciation and amortization expense, amortization of in-process revenue contracts, vessel write downs, gains or losses on the sale of vessels, adjustments for direct financing leases to a cash basis, and unrealized gains and losses relating to derivatives, but includes realized gains and losses on the settlement of foreign currency forward contracts. CFVO – Consolidated represents CFVO from vessels that are consolidated on the Company’s financial statements. Cash flow from vessel operations is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please see Appendix C and Appendix E to this release for a reconciliation of this non-GAAP financial measure as used in this release to the most directly comparable GAAP financial measure.
(5)	In addition to Teekay Parent’s CFVO, Teekay Parent also receives cash dividends and distributions from its publicly-traded subsidiaries. For the nine months ended September 30, 2013, Teekay Parent received cash dividends and distributions from these subsidiaries totaling $118.8 million. The dividends and distributions received by Teekay Parent include, among others, those made with respect to its general partner interests in Teekay Offshore and Teekay LNG. Please refer to Appendix D to this release for further details.
(6)	Cash flow from vessel operations (CFVO) – Equity investments represents the Company’s proportionate share of CFVO from its equity accounted vessels and other investments. Please see Appendix C and Appendix E to this release for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP measure.

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TEEKAY CORPORATION

APPENDIX C – SUPPLEMENTAL FINANCIAL INFORMATION

TEEKAY PARENT SUMMARY OPERATING RESULTS

FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2013

(in thousands of U.S. dollars)

(unaudited)

Set forth below is a reconciliation of unaudited cash flow from vessel operations, a non-GAAP financial measure, to loss from vessel operations as determined in accordance with GAAP, for Teekay Parent’s primary operating segments. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate Teekay Parent’s financial performance. Disaggregated cash flow from vessel operations for Teekay Parent, as provided below, is intended to provide additional information and should not be considered a substitute for measures of performance prepared in accordance with GAAP.

	Owned	In-Chartered			Teekay
	Conventional	Conventional			Parent
	Tankers	Tankers	FPSOs	Other (1)	Total
Revenues	4,677	15,210	66,559	17,542	103,988
Voyage expenses	—	(221)	—	67	(154)
Vessel operating expenses	3,074	5,891	65,865	6,447	81,277
Time-charter hire expense	—	17,132	7,530	8,727	33,389
Depreciation and amortization	2,582	—	19,670	(1,433)	20,819
General and administrative	655	1,080	6,186	3,914	11,835
Loss provision(2)	—	—	—	1,141	1,141
Gain on sale of vessel	—	—	—	(161)	(161)
Restructuring charges	—	—	—	12	12

Total operating expenses	6,311	23,882	99,251	18,714	148,158

Loss from vessel operations	(1,634)	(8,672)	(32,692)	(1,172)	(44,170)

Reconciliation of loss from vessel operations to cash flow from vessel operations
Loss from vessel operations	(1,634)	(8,672)	(32,692)	(1,172)	(44,170)
Depreciation and amortization	2,582	—	19,670	(1,433)	20,819
Loss provision	—	—	—	1,141	1,141
Gain on sale of vessel	—	—	—	(161)	(161)
Amortization of in process revenue contracts and other	—	—	(10,708)	—	(10,708)
Unrealized losses from the change in fair value of designated foreign exchange forward contracts	19	—	—	—	19
Realized losses from the settlements of non-designated derivative instruments	(84)	—	(484)	(903)	(1,471)

CFVO—Consolidated(3)(4)	883	(8,672)	(24,214)	(2,528)	(34,531)
CFVO—Equity(5)	1,521	—	(3,264)	(28)	(1,771)
CFVO—Total	2,404	(8,672)	(27,478)	(2,556)	(36,302)

(1)	Includes results of two chartered-in LNG carriers owned by Teekay LNG and one chartered-in FSO unit owned by Teekay Offshore, impairment on an investment in term loans, and a one-time $1.0 million success fee payment received from Teekay Offshore upon the acquisition of one HiLoad DP unit in September 2013.
(2)	Teekay Parent recognized a loss provision of $1.1 million on an investment in a term loan.

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(3)	Cash flow from vessel operations (CFVO) represents income from vessel operations before depreciation and amortization expense, amortization of in-process revenue contracts, vessel write downs, gains and losses on the sale of vessels, adjustments for direct financing leases to a cash basis, and unrealized gains and losses relating to derivatives, but includes realized gains and losses on the settlement of foreign currency forward contracts. CFVO – Consolidated represents Teekay Parent’s CFVO from vessels that are consolidated on the Company’s financial statements. Cash flow from vessel operations is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please see Appendix E to this release for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP financial measure.
(4)	In addition to the CFVO generated by its directly owned and chartered-in assets, Teekay Parent also receives cash dividends and distributions from its publicly-traded subsidiaries. For the three months ended September 30, 2013, Teekay Parent received cash dividends and distributions from these subsidiaries totaling $40.1 million. The dividends and distributions received by Teekay Parent include, among others, those made with respect to its general partner interests in Teekay Offshore and Teekay LNG. Please refer to Appendix D to this release for further details.
(5)	Cash flow from vessel operations (CFVO) – Equity Investments represents Teekay Parent’s proportionate share of CFVO from its equity accounted vessels and other investments. Please see Appendix E to this release for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP financial measure.

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TEEKAY CORPORATION

APPENDIX C – SUPPLEMENTAL FINANCIAL INFORMATION

TEEKAY PARENT SUMMARY OPERATING RESULTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2013

(in thousands of U.S. dollars)

(unaudited)

Set forth below is a reconciliation of unaudited cash flow from vessel operations, a non-GAAP financial measure, to (loss) income from vessel operations as determined in accordance with GAAP, for Teekay Parent’s primary operating segments. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate Teekay Parent’s financial performance. Disaggregated cash flow from vessel operations for Teekay Parent, as provided below, is intended to provide additional information and should not be considered a substitute for measures of performance prepared in accordance with GAAP.

	Owned	In-Chartered			Teekay
	Conventional	Conventional			Parent
	Tankers	Tankers	FPSOs	Other (1)	Total
Revenues	12,971	50,774	207,103	54,705	325,553
Voyage expenses	195	1,752	—	150	2,097
Vessel operating expenses	10,200	17,318	157,662	14,582	199,762
Time-charter hire expense(2)	—	75,341	24,917	28,023	128,281
Depreciation and amortization	7,746	(466)	59,651	(2,944)	63,987
General and administrative	1,933	3,479	19,339	19,841	44,592
Asset impairments and provisions(3)	—	—	—	(11,327)	(11,327)
Gain on sale of vessels and equipment	—	—	(1,337)	(1,070)	(2,407)
Restructuring charges	—	—	—	2,047	2,047

Total operating expenses	20,074	97,424	260,232	49,302	427,032

(Loss) income from vessel operations	(7,103)	(46,650)	(53,129)	5,403	(101,479)

Reconciliation of (loss) income from vessel operations to cash flow from vessel operations
(Loss) income from vessel operations	(7,103)	(46,650)	(53,129)	5,403	(101,479)
Depreciation and amortization	7,746	(466)	59,651	(2,944)	63,987
Asset impairments and provisions	—	—	—	(11,327)	(11,327)
Gain on sale of vessels and equipment	—	—	(1,337)	(1,070)	(2,407)
Amortization of in process revenue contracts and other	—	—	(37,192)	—	(37,192)
Unrealized losses from the change in fair value of designated foreign exchange forward contracts	72	—	—	—	72
Realized losses from the settlements of non-designated derivative instruments	(113)	—	(615)	(903)	(1,631)
Dropdown predecessor cash flow(4)	—	—	501	—	501

CFVO—Consolidated(5)(6)	602	(47,116)	(32,121)	(10,841)	(89,476)
CFVO—Equity(7)	4,856	—	(1,935)	(91)	2,830
CFVO—Total	5,458	(47,116)	(34,056)	(10,932)	(86,646)

(1)	Includes the results of two chartered-in LNG carriers owned by Teekay LNG and one chartered-in FSO unit owned by Teekay Offshore, interest income received from an investment in term loan, a one-time $2.7 million success fee payment received from Teekay LNG upon the acquisition of the Exmar LPG joint venture in February 2013, and a one-time $1.0 million success fee payment received from Teekay Offshore upon the acquisition of one HiLoad DP unit in September 2013.
(2)	Time-charter hire expense includes $11.3 million in charter termination fees paid to Teekay Offshore.

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(3)	Teekay Offshore recognized impairment charges of $18.1 million relating to two conventional tankers during the nine months ended September 30, 2013. Teekay Parent had already recognized these impairment charges during the three months ended December 31, 2012 and therefore reversed the impairment charge on consolidation. This is partially offset by loss provisions on investments in term loans.
(4)	Represents cash flow from vessel operations (CFVO) relating to assets owned by Teekay Parent prior to their acquisition by Teekay Offshore. These historical financial results are now included in the historical financial results of Teekay Offshore and therefore excluded from the above loss from vessel operations for Teekay Parent.
(5)	Cash flow from vessel operations (CFVO) represents income from vessel operations before depreciation and amortization expense, amortization of in-process revenue contracts, vessel write downs, gains and losses on the sale of vessels, adjustments for direct financing leases to a cash basis, and unrealized gains and losses relating to derivatives, but includes realized gains and losses on the settlement of foreign currency forward contracts. CFVO – Consolidated represents Teekay Parent’s CFVO from vessels that are consolidated on the Company’s financial statements. Cash flow from vessel operations is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please see Appendix E to this release for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP financial measure.
(6)	In addition to the CFVO generated by its directly owned and chartered-in assets, Teekay Parent also receives cash dividends and distributions from its publicly-traded subsidiaries. For the nine months ended September 30, 2013, Teekay Parent received cash dividends and distributions from these subsidiaries totaling $118.8 million. The dividends and distributions received by Teekay Parent include, among others, those made with respect to its general partner interests in Teekay Offshore and Teekay LNG. Please refer to Appendix D to this release for further details.
(7)	Cash flow from vessel operations (CFVO) – Equity Investments represents Teekay Parent’s proportionate share of CFVO from its equity accounted vessels and other investments. Please see Appendix E to this release for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP financial measure.

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TEEKAY CORPORATION

APPENDIX D – SUPPLEMENTAL FINANCIAL INFORMATION

TEEKAY PARENT FREE CASH FLOW

(in thousands of U.S. dollars)

(unaudited)

Set forth below is an unaudited calculation of Teekay Parent free cash flow for the three months ended September 30, 2013, June 30, 2013, March 31, 2013, December 31, 2012, and September 30, 2012. The Company defines free cash flow, a non-GAAP financial measure, as cash flow from vessel operations attributed to its directly-owned and in-chartered assets, distributions received as a result of ownership interests in its publicly-traded subsidiaries (Teekay LNG, Teekay Offshore, and Teekay Tankers), net of interest expense and drydock expenditures in the respective period. For a reconciliation of Teekay Parent cash flow from vessel operations for the three months ended September 30, 2013 to the most directly comparable financial measure under GAAP, please refer to Appendix C to this release. For a reconciliation of Teekay Parent cash flow from vessel operations to the most directly comparable GAAP financial measure for the three months ended June 30, 2013, March 31, 2013, December 31, 2012, and September 30, 2012, please see Appendix E to this release. Teekay Parent free cash flow, as provided below, is intended to provide additional information and should not be considered a substitute for measures of performance prepared in accordance with GAAP.

	Three Months Ended
	September 30,	June 30,	March 31,	December 31,	September 30,
	2013	2013	2013	2012	2012
Teekay Parent cash flow from vessel operations (1)
Owned Conventional Tankers	883	(380)	99	(563)	381
In-Chartered Conventional Tankers (2)	(8,672)	(18,436)	(20,008)	(11,601)	(11,813)
FPSOs	(24,214)	(13,407)	5,500	16,705	(8,780)
Other	(2,528)	(3,337)	(4,977)	(4,657)	(8,958)

Total	(34,531)	(35,560)	(19,386)	(116)	(29,170)
Daughter company distributions to
Teekay Parent (3)
Common shares/units (4)
Teekay LNG Partners	17,016	17,016	17,016	17,016	17,016
Teekay Offshore Partners	12,507	12,507	11,747	11,461	11,461
Teekay Tankers Ltd. (5)	629	629	629	629	420

Total	30,152	30,152	29,392	29,106	28,897
General partner interest
Teekay LNG Partners	6,320	5,946	5,935	5,935	5,935
Teekay Offshore Partners	3,671	3,671	3,603	3,155	3,155

Total	9,991	9,617	9,538	9,090	9,090
Total Teekay Parent cash flow before interest and dry dock expenditures	5,612	4,209	19,544	38,080	8,817
Less:
Net interest expense (6)	(16,576)	(17,017)	(18,574)	(18,075)	(16,284)
Dry dock expenditures	(607)	—	—	—	—

TOTAL TEEKAY PARENT FREE CASH FLOW	(11,571)	(12,808)	970	20,005	(7,467)

(1)	Cash flow from vessel operations (CFVO) represents income from vessel operations before depreciation and amortization expense, vessel/goodwill write downs, gains or losses on the sale of vessels, adjustments for direct financing leases on a cash basis, and unrealized gains and losses relating to derivatives, but includes realized gains and losses on the settlement of foreign currency forward contracts. CFVO is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. For further details for the three months ended September 30, 2013, including a reconciliation of this non-GAAP financial measure to the most directly comparable GAAP financial measure, please refer to Appendix C to this release; for a reconciliation of this non-GAAP financial measure to the most directly comparable GAAP financial measure for the three months ended June 30, 2013, March 31, 2013, December 31, 2012, and September 30, 2012, please refer to Appendix E to this release.

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(2)	Includes charter termination fees of $4.5 million and $6.8 million paid to Teekay Offshore during the three months ended June 30, 2013 and March 31, 2013, respectively.
(3)	Cash dividend and distribution cash flows are shown on an accrual basis for dividends and distributions declared for the respective period.
(4)	Common share/unit dividend/distribution cash flows to Teekay Parent are based on Teekay Parent’s ownership on the ex-dividend date for the respective publicly traded subsidiary and period as follows:

	Three Months Ended
	September 30,	June 30,	March 31,	December 31,	September 30,
	2013	2013	2013	2012	2012
Teekay LNG Partners
Distribution per common unit	$0.675	$0.675	$0.675	$0.675	$0.675
Common units owned by
Teekay Parent	25,208,274	25,208,274	25,208,274	25,208,274	25,208,274

Total distribution	$17,015,585	$17,015,585	$17,015,585	$17,015,585	$17,015,585
Teekay Offshore Partners
Distribution per common unit	$0.5253	$0.5253	$0.5253	$0.5125	$0.5125
Common units owned by
Teekay Parent	23,809,468	23,809,468	22,362,814	22,362,814	22,362,814

Total distribution	$12,507,114	$12,507,114	$11,747,186	$11,460,942	$11,460,942
Teekay Tankers Ltd.
Dividend per share	$0.03	$0.03	$0.03	$0.03	$0.02
Shares owned by Teekay Parent (5)	20,976,530	20,976,530	20,976,530	20,976,530	20,976,530

Total dividend	$629,296	$629,296	$629,296	$629,296	$419,531

(5)	Includes Class A and Class B shareholdings.
(6)	Net interest expense is a non-GAAP financial measure that includes realized gains and losses on interest rate swaps. Please see Appendix E to this release for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP financial measure.

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TEEKAY CORPORATION

APPENDIX E – RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

CASH FLOW FROM VESSEL OPERATIONS - CONSOLIDATED

(in thousands of U.S. dollars)

(unaudited)

Set forth below is an unaudited calculation of consolidated cash flow from vessel operations for the three months ended September 30, 2013 and September 30, 2012. Cash flow from vessel operations (CFVO), a non-GAAP financial measure, represents income from vessel operations before depreciation and amortization expense, amortization of in-process revenue contracts, vessel write-downs, gains or losses on the sale of vessels and unrealized gains or losses relating to derivatives but includes realized gains or losses on the settlement of foreign exchange forward contracts. CFVO is included because certain investors use this data to measure a company’s financial performance. CFVO is not required by GAAP and should not be considered as an alternative to net income or any other indicator of the Company’s performance required by GAAP.

	Three Months Ended September 30, 2013
	(unaudited)
	Teekay Offshore Partners LP (1)	Teekay LNG Partners LP	Teekay Tankers Ltd.	Teekay Parent	Teekay Corporation Consolidated
(Loss) income from vessel operations	(18,646)	42,627	(9,730)	(44,170)	(29,919)
Depreciation and amortization	51,920	24,440	11,935	20,819	109,114
Amortization of in process revenue contracts and other	(3,249)	(278)	—	(10,708)	(14,235)
Unrealized losses (gains) from the change in fair value of designated foreign exchange forward contracts	—	—	—	19	19
Realized (losses) gains from the settlements of non designated derivative instruments	(360)	903	—	(1,471)	(928)
Asset impairments and provisions	57,502	3,804	10,399	1,141	72,846
Gain on sale of vessels and equipment	(565)	—	—	(161)	(726)
Cash flow from time-charter contracts, net of revenue accounted for as direct finance leases	867	1,795	—	—	2,662

Cash flow from vessel operations - Consolidated(2)	87,469	73,291	12,604	(34,531)	138,833

	Three Months Ended September 30, 2012
	(unaudited)
	Teekay Offshore Partners LP (1)	Teekay LNG Partners LP	Teekay Tankers Ltd.	Teekay Parent	Teekay Corporation Consolidated
Income (loss) from vessel operations	41,481	45,047	(1,644)	(36,486)	48,398
Depreciation and amortization	47,768	24,570	17,896	22,522	112,756
Amortization of in process revenue contracts and other	(3,910)	—	—	(14,208)	(18,118)
Unrealized losses from the change in fair value of designated foreign exchange forward contracts	60	—	—	108	168
Realized gains (losses) from the settlements of non-designated foreign exchange forward contracts/bunkers/FFAs	230	—	—	(1,106)	(876)
Asset impairments / net loss on vessel sales	9,193	—	—	—	9,193
Cash flow from time-charter contracts, net of revenue accounted for as accounted for as direct finance leases	706	1,561	—	—	2,267

Cash flow from vessel operations - Consolidated(2)	95,528	71,178	16,252	(29,170)	153,788

(1)	The results of Teekay Offshore include the results from both continuing and discontinued operations.
(2)	Excludes the cash flow from vessel operations relating to assets acquired from Teekay Parent for the periods prior to their acquisition by Teekay Offshore, Teekay LNG and Teekay Tankers, respectively, as those results are included in the historical results for Teekay Parent.

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TEEKAY CORPORATION

APPENDIX E – RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

CASH FLOW FROM VESSEL OPERATIONS – EQUITY ACCOUNTED VESSELS

(in thousands of U.S. dollars)

(unaudited)

Set forth below is an unaudited calculation of cash flow from vessel operations for equity accounted vessels for the three months ended September 30, 2013 and September 30, 2012. Cash flow from vessel operations (CFVO), a non-GAAP financial measure, represents income from vessel operations before depreciation and amortization expense, amortization of in-process revenue contracts, vessel write-downs, gains or losses on the sale of vessels and unrealized gains or losses relating to derivatives but includes realized gains or losses on the settlement of foreign exchange forward contracts. CFVO from equity accounted vessels represents the Company’s proportionate share of CFVO from its equity accounted vessels and other investments. CFVO is included because certain investors use this data to measure a company’s financial performance. CFVO is not required by GAAP and should not be considered as an alternative to net income or any other indicator of the Company’s performance required by GAAP.

	Three Months Ended September 30, 2013		Three Months Ended September 30, 2012
	(unaudited)		(unaudited)
	At	Company’s	At	Company’s
	100%	Portion(1)	100%	Portion(1)
Revenues	224,638	105,245	168,434	76,234
Voyage expenses	18,948	9,481	10,682	5,344
Vessel operating expenses	74,558	34,696	55,284	25,380
Depreciation and amortization	28,252	14,280	25,268	11,748
General and administrative	7,569	3,536	6,347	3,128

Income from vessel operations of equity accounted vessels	95,311	43,252	70,853	30,634

Interest expense	(24,513)	(11,532)	(16,376)	(7,187)
Foreign exchange loss	(1,180)	(484)	270	105
Realized and unrealized gain (loss) on derivative instruments	(9,846)	(3,563)	(17,964)	(4,162)
Other income—net	(2,260)	(920)	(231)	(41)

Other items	(37,799)	(16,499)	(34,301)	(11,285)

Net income / equity income of equity accounted vessels	57,512	26,753	36,552	19,349

Income from vessel operations of equity accounted vessels	95,311	43,252	70,853	30,634
Depreciation and amortization	28,252	14,280	25,268	11,748
Cash flow from time-charter contractsnet of revenue accounted for as direct finance lease	7,309	2,652	7,342	2,684
Amortization of in-process revenue contracts and other	(7,427)	(3,818)	(16,516)	(7,266)

Cash flow from vessel operations of equity accounted vessels(2)	123,445	56,366	86,947	37,800

(1)	The Company’s proportionate share of its equity accounted vessels and other investments ranges from 33 percent to 52 percent.
(2)	CFVO from equity accounted vessels represents the Company’s proportionate share of CFVO from its equity accounted vessels and other investments.

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TEEKAY CORPORATION

APPENDIX E – RECONCILIATION OF NON-GAAP MEASURES

CASH FLOW FROM VESSEL OPERATIONS – TEEKAY PARENT

(in thousands of U.S. dollars)

(unaudited)

Set forth below is an unaudited calculation of Teekay Parent cash flow from vessel operations for the three months ended June 30, 2013, March 31, 2013, December 31, 2012, and September 30, 2012. Cash flow from vessel operations (CFVO), a non-GAAP financial measure, represents income from vessel operations before depreciation and amortization expense, amortization of in-process revenue contracts, vessel write-downs, gains or losses on the sale of vessels and unrealized gains or losses relating to derivatives but includes realized gains or losses on the settlement of foreign exchange forward contracts. CFVO is included because certain investors use this data to measure a company’s financial performance. CFVO is not required by GAAP and should not be considered as an alternative to net income or any other indicator of the Company’s performance required by GAAP.

	Three Months Ended June 30, 2013
	(unaudited)
	Owned	In-chartered			Teekay
	Conventional	Conventional			Parent
	Tankers	Tankers	FPSOs	Other	Total

Teekay Parent (loss) income from vessel operations	(2,922)	(18,203)	(21,883)	2,883	(40,125)
Depreciation and amortization	2,582	(233)	20,646	(965)	22,030
Asset impairments/net (gain) on vessel sales	—	—	(1,337)	(5,255)	(6,592)
Amortization of in process revenue contracts and other	—	—	(11,184)	—	(11,184)
Unrealized (gains) losses from the change in fair value of designated foreign exchange forward contracts	38	—	—	—	38
Realized (losses) gains from the settlements of non-designated foreign exchange forward contracts	(78)	—	(150)	—	(228)
Dropdown predecessor cash flow	—	—	501	—	501

Cash flow from vessel operations— Teekay Parent	(380)	(18,436)	(13,407)	(3,337)	(35,560)

	Three Months Ended March 31, 2013
	(unaudited)
	Owned	In-chartered			Teekay
	Conventional	Conventional			Parent
	Tankers	Tankers	FPSOs	Other	Total

Teekay Parent (loss) income from vessel operations	(2,547)	(8,528)	1,446	(7,557)	(17,186)
Depreciation and amortization	2,582	(233)	19,335	(546)	21,138
Asset impairments/net (gain) loss on vessel sales	—	(11,247)	—	3,126	(8,121)
Amortization of in process revenue contracts and other	—	—	(15,300)	—	(15,300)
Unrealized losses from the change in fair value of designated foreign exchange forward contracts	15	—	—	—	15
Realized gains from the settlements of non-designated foreign exchange forward contracts	49	—	19	—	68

Cash flow from vessel operations— Teekay Parent	99	(20,008)	5,500	(4,977)	(19,386)

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	Three Months Ended December 31, 2012
	(unaudited)
	Owned	In-chartered			Teekay
	Conventional	Conventional			Parent
	Tankers	Tankers	FPSOs	Other	Total
Teekay Parent (loss) income from vessel operations	(2,723)	(11,601)	13,023	(31,640)	(32,941)
Depreciation and amortization	2,598	—	19,375	(142)	21,831
Asset impairments/net loss on vessel sales	—	—	—	27,125	27,125
Amortization of in process revenue contracts and other	—	—	(15,696)	—	(15,696)
Unrealized losses from the change in fair value of designated foreign exchange forward contracts	23	—	—	—	23
Realized (losses) gains from the settlements of non-designated foreign exchange forward contracts	(461)	—	3	—	(458)

Cash flow from vessel operations— Teekay Parent	(563)	(11,601)	16,705	(4,657)	(116)

	Three Months Ended September 30, 2012
	(unaudited)
	Owned	In-chartered			Teekay
	Conventional	Conventional			Parent
	Tankers	Tankers	FPSOs	Other	Total
Teekay Parent loss from vessel operations	(1,120)	(11,813)	(13,775)	(9,778)	(36,486)
Depreciation and amortization	2,570	—	19,132	820	22,522
Amortization of in process revenue contracts and other	—	—	(14,208)	—	(14,208)
Unrealized losses from the change in fair value of designated foreign exchange forward contracts	26	—	82	—	108
Realized losses from the settlements of non-designated foreign exchange forward contracts	(1,095)	—	(11)	—	(1,106)

Cash flow from vessel operations— Teekay Parent	381	(11,813)	(8,780)	(8,958)	(29,170)

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TEEKAY CORPORATION

APPENDIX E – RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

NET REVENUES

(in thousands of U.S. dollars)

(unaudited)

Set forth below is an unaudited calculation of net revenues for the three and nine months ended September 30, 2013 and September 30, 2012. Net revenues represents revenues less voyage expenses, which comprise all expenses relating to certain voyages, including bunker fuel expenses, port fees, canal tolls and brokerage commissions. Net revenues is included because certain investors use this data to measure the financial performance of shipping companies. Net revenues is not required by GAAP and should not be considered as an alternative to revenues or any other indicator of the Company’s performance required by GAAP.

							Nine Months Ended
	Three Months Ended September 30, 2013						September 30, 2013
	Teekay	Teekay	Teekay			Teekay	Teekay
	Offshore	LNG	Tankers	Teekay	Consolidation	Corporation	Corporation
	Partners LP (1)	Partners LP	Ltd.	Parent	Adjustments	Consolidated	Consolidated
Revenues	236,040	100,692	39,479	103,988	(25,404)	454,795	1,336,539
Voyage expense	(28,693)	(373)	(483)	154	1,373	(28,022)	(80,491)

Net revenues	207,347	100,319	38,996	104,142	(24,031)	426,773	1,256,048

							Nine Months Ended
	Three Months Ended September 30, 2012						September 30, 2012
	Teekay	Teekay	Teekay			Teekay	Teekay
	Offshore	LNG	Tankers	Teekay	Consolidation	Corporation	Corporation
	Partners LP (1)	Partners LP	Ltd.	Parent	Adjustments	Consolidated	Consolidated
Revenues	227,956	98,723	46,084	135,245	(38,366)	469,642	1,457,529
Voyage expense	(24,225)	(860)	(2,172)	(2,786)	369	(29,674)	(107,487)

Net revenues	203,731	97,863	43,912	132,459	(37,997)	439,968	1,350,042

(1)	The results of Teekay Offshore include the results from both continuing and discontinued operations.

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TEEKAY CORPORATION

APPENDIX E – RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

NET INTEREST EXPENSE – TEEKAY PARENT

(in thousands of U.S. dollars)

(unaudited)

Set forth below is an unaudited calculation of Teekay Parent net interest expense for the three months ended September 30, 2013, June 30, 2013, March 31, 2013, December 31, 2012, and September 30, 2012. Net interest expense is a non-GAAP financial measure that includes realized gains and losses on interest rate swaps. Net interest expense is not required by GAAP and should not be considered as an alternative to interest expense or any other indicator of the Company’s performance required by GAAP.

	Three months ended
	September 30,	June 30,	March 31,	December 31,	September 30,
	2013	2013	2013	2012	2012
Interest expense	(45,817)	(44,687)	(42,510)	(40,956)	(41,652)
Interest income	1,543	2,018	1,018	1,794	674

Net interest expense—consolidated	(44,274)	(42,669)	(41,492)	(39,162)	(40,978)
Less:
Non-Teekay Parent net interest expense	(31,604)	(29,540)	(26,725)	(25,802)	(28,392)

Interest expense net of interest income—Teekay Parent	(12,670)	(13,129)	(14,767)	(13,360)	(12,586)
Add:
Teekay Parent realized losses on interest rate swaps (1)	(3,906)	(3,888)	(3,807)	(4,715)	(3,698)

Net interest expense—Teekay Parent	(16,576)	(17,017)	(18,574)	(18,075)	(16,284)

(1)	Realized losses on interest rate swaps for the three months ended June 30, 2013 excludes a realized loss on the termination of a swap agreement prior to the acquisition of the Voyageur FPSO unit in May 2013.

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FORWARD LOOKING STATEMENTS

This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management’s current views with respect to certain future events and performance, including statements regarding: timing and certainty of future increases to Teekay Offshore and Teekay LNG’s common unit quarterly cash distributions, including the potential 2.5 percent Teekay Offshore and Teekay LNG quarterly cash distribution increases, commencing with the fourth quarter 2013 distributions payable in February 2014, and the resulting incremental cash flow to Teekay Parent; the fundamentals in the offshore and gas businesses; future growth opportunities, including Teekay Offshore and Teekay LNG’s ability to successfully bid for new offshore and gas projects and the resulting growth in Teekay Parent’s cash flows; the estimated cost and timing of delivery of newbuildings and converted vessels and the commencement of associated time-charter contracts; the Voyageur Spirit FPSO achieving the certificate of final acceptance from its charterer and commencing full operations under the E.ON contract; securing long-term employment for the two LNG carrier newbuildings ordered by Teekay LNG in July 2013; expected fuel-efficiency and emission levels associated with the MEGI engines to be built by DSME; Teekay LNG’s acquisition of a second newbuilding LNG carrier and bareboat charter back to Awilco; the Company realizing on its security in loans secured by three VLCCs; the timing of completion of repairs to the Foinaven FPSO’s second compressor train and the FPSO unit achieving target production under its charter contract; and the timing of amount of future capital expenditure commitments for Teekay Parent, Teekay LNG and Teekay Offshore. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: changes in production of or demand for oil, petroleum products, LNG and LPG, either generally or in particular regions; greater or less than anticipated levels of tanker newbuilding orders or greater or less than anticipated rates of tanker scrapping; changes in trading patterns significantly affecting overall vessel tonnage requirements; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations; changes in the typical seasonal variations in tanker charter rates; changes in the offshore production of oil or demand for shuttle tankers, FSOs and FPSOs; decreases in oil production by or increased operating expenses for FPSO units; trends in prevailing charter rates for shuttle tanker and FPSO contract renewals; the potential for early termination of long-term contracts and inability of the Company to renew or replace long-term contracts or complete existing contract negotiations; the inability to negotiate new contracts on the two LNG carrier newbuildings ordered in July 2013; shipyard production or vessel conversion delays and cost overruns; delays in commencement of operations of FPSO and FSO units at designated fields; changes in the Company’s expenses; the Company’s future capital expenditure requirements and the inability to secure financing for such requirements; the inability of the Voyageur Spirit FPSO to complete certain operational tests and receive its certificate of final acceptance from E.ON; the inability of the Company to repair the second gas compressor train on the Foinaven FPSO and achieve target production; the inability of the Company to realize on the security of its VLCC term loan investments; the inability of the Company to complete vessel sale transactions to its public-traded subsidiaries or to third parties; failure of the respective Board of Directors of the general partners of Teekay Offshore and Teekay LNG to approve future distribution increases; conditions in the United States capital markets; actual performance of the MEGI engines; and other factors discussed in Teekay’s filings from time to time with the SEC, including its Report on Form 20-F for the fiscal year ended December 31, 2012. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

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